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    November 30, 2023

       Todd R. Hackett
       Chief Executive Officer
       PCS Edventures!, Inc.
       11915 W. Executive Drive, Suite 101
       Boise, Idaho 83713

                                                        Re: PCS Edventures!,
Inc.
                                                            Form 10-12G
                                                            Filed October 3,
2023
                                                            File No. 000-49990

       Dear Todd R. Hackett:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




    Sincerely,


    Division of Corporation Finance

    Office of Trade & Services